**Eun Ah Choi**
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

December 7, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 5, 2023, The Nasdaq Stock Market LLC (the "Exchange") received from Vanguard Malvern Funds (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Vanguard Core-Plus Bond ETF

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

*Eun Ah Choi*